Exhibit 20.2
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Price Waterhouse LLP



                        Report of Independent Accountants


March 28, 1997


The Board of Directors and Shareholder
of Chase Manhattan Mortgage Corporation

We have audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Chase Manhattan Mortgage Corporation (the "Corporation") as of December 31, 1996 and the related consolidated statements of operations and retained earnings and of cash flows for the year then ended, and have issued our report thereon dated March 28, 1997.

This report is furnished pursuant to the Pooling and Servicing Agreement (the "Agreement") for the Series 1996-1 Multi-Class Mortgage Pass-Through Certificates entered into by Chase Funding, Inc. (formerly known as Chemical Mortgage Securities, Inc.), as Seller, the Corporation, as Master Servicer, and First National Bank of Chicago, as Trustee.

We have examined management's assertion about the Corporation's compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) as of and for the year ended December 31, 1996 included in the accompanying management assertion (see Exhibit I). The Corporation performs loan servicing functions for the residential loan portfolios of Chase Funding, Inc. Management is responsible for the Corporation's compliance with the minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the entity's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Corporation's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Corporation's compliance with the minimum servicing standards.

In our opinion, management's assertion that, except for instances of noncompliance described in management's assertion, the Corporation complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 1996 is fairly stated, in all material respects.

Instances of noncompliance which occurred during 1996 are more fully discussed in management's assertion which is set forth in Exhibit I.


/s/  Price Waterhouse LLP

                                                              Exhibit I

                             Management's Assertion


As of and for the year ended December 31, 1996, except as specifically noted below, Chase Manhattan Mortgage Corporation ("CMMC"), Chase Mortgage Services Incorporated ("CMSI") and Chemical Mortgage Company ("CMC") and their subsidiaries (collectively, the "Group") has complied in all material respects with the minimum servicing standards (the "Standard(s)") set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP). During the year ended December 31, 1996, certain instances of non-compliance with the Standards occurred. Except as specifically noted, the following instances of non-compliance have been remedied and procedural enhancements have been implemented.

Bank Accounts

         Standard Custodial bank accounts and related bank clearing accounts reconciliation shall be prepared within forty-five (45) days after the cutoff date and documented reconciling items shall be resolved from these reconciliations within ninety (90) calendar days of their original identification.

         Certain of the Group's custodial accounts and related bank clearing accounts were not consistently reconciled within 45 days during the year. In addition, reconciling items documented on the reconciliations were not always resolved within 90 days after identification. Weekly management reviews have been initiated for the higher volume accounts to ensure reconciliations are performed and reconciling items are cleared in accordance with the Standards and new company policy. Specific project plans have been placed in operation to ensure that the population of reconciling items is worked and eventually cleared. Additionally, work orders for technological enhancements to facilitate the reconciliation process are being developed.

Disbursements

         Standard: Unissued checks shall be safeguarded so as to prevent unauthorized access.

         Controls surrounding the Corporation's safeguarding of unissued checks were determined to be inadequate. There was limited accountability for checks printed and issued, and multiple employees had system access to reprint checks. In addition, blank checks for various disbursing amounts do not have pre-printed serial numbers which would enable area management to effectively track missing and voided checks. Management has requested new checks with preprinted serial numbers on them. Additionally, management has placed into operation new scanners to be installed on the Corporation's check printers, which will enable management to print detailed reports on check printing, handling and reconciliation via the printer account logs.


Mortgagor Loan Accounting

         Standard: Escrow accounts shall be analyzed, in accordance with the mortgagor's loan documents, at least on an annual basis.

         During 1996, there were instances in which an escrow analysis was not performed on certain loans within the required 12-month cycle. These exceptions were primarily attributed to missing tax or insurance details required by area management to effectively perform an escrow analysis. Management is currently utilizing tracking worksheets to accelerate the information gathering process and is investigating system upgrades to enable it to more efficiently perform the required escrow analyses within the established timeframe.

Management believes it has taken definitive actions and implemented controls and procedures to address and correct the instances of noncompliance which occurred during 1996.

As of and for the year ended December 31, 1996, the Corporation had in effect fidelity bond and errors and omissions policies in the amounts of $200,000,000 and $25,000,000, respectively.



/s/  Thomas Jacob                   3/25/97
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Thomas Jacob                         Date
Chief Executive Officer


/s/  Stephen J.  Rotalla            3/24/97
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Steve Rotella                         Date
Executive Vice President


/s/  Glenn Mouridy                   3/25/97
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Glenn Mouridy                          Date
Executive Vice President
Chief Financial Officer


/s/  Lucy P. Gambino                 3/24/97
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Lucy Gambino                           Date
Assistant Vice President - Risk Management